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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 19 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeStation Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000
(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William P. Cahill (954) 652-7777
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

250 South Australian Avenue, Suite 900	West Palm Beach	Florida	33401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (3-91)
0901-1019742

3/25

OATH OR AFFIRMATION

I, William P. Cahill , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc. , as of December 31, 2009 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President & Chief Operating Officer
Title

Notary Public


LENIA M. ECHEMENDIA
Notary Public - State of Florida
My Comm. Expires Nov 27, 2012
Commission # DD 826155
Bonded Through National Notary Assn.

This report contains (check all applicable boxes):**

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (i) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (j) An Oath or Affirmation.
- ☐ (k) A copy of the SIPC Supplemental Report.
- ☐ (l) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (m) Exemptive Provision Rule under 15c3-3.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TradeStation Securities, Inc.

Statement of Financial Condition

As of December 31, 2009

Contents

Ernst & Young
Ernst & Young LLP
One Clearlake Centre
Suite 900
250 South Australian Avenue
West Palm Beach, Florida 33401
Tel: +1 561 655 8500
Fax: +1 561 838 4191
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
TradeStation Securities, Inc.

We have audited the accompanying statement of financial condition of TradeStation Securities Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeStation Securities, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

West Palm Beach, Florida
February 26, 2010

TradeStation Securities, Inc.

Statement of Financial Condition

December 31, 2009

(In thousands, except share data)

Assets	
Cash and cash equivalents	$ 30,193
Cash and investments segregated in compliance with federal regulations	785,208
Securities owned	45,163
Receivables from brokers, dealers, clearing organizations and clearing agents	32,226
Receivables from brokerage customers	45,100
Deferred income tax assets	163
Property and equipment, net	750
Deposits with clearing organizations	38,521
Other assets	3,218
Total assets	$ 980,542
Liabilities and shareholder's equity	
Liabilities:	
Payables to brokers, dealers and clearing organizations	$ 114
Payables to brokerage customers	869,054
Accounts payable and accrued liabilities	3,358
Due to affiliated companies	10,221
Total liabilities	882,747
Shareholder's equity:	
Common stock, $1.00 par value; 1,000 shares authorized; 100 issued and outstanding	–
Additional paid-in capital	30,308
Retained earnings	67,487
Total shareholder's equity	97,795
Total liabilities and shareholder's equity	$ 980,542

See accompanying notes.

1. Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), a Florida corporation formed in 1995, is a wholly owned subsidiary of TradeStation Group, Inc. (the Parent Company). TradeStation Securities, an online securities broker-dealer and futures commission merchant, offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is a direct market access (DMA) electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with direct-access order execution. The trading platform currently offers streaming real-time equities, equity options, futures and forex market data, manual or automated direct-access execution of equities, options, futures, and forex trades.

In September 2004, the Company commenced equities self-clearing operations for its active trader client base and, on March 29, 2005, commenced self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the National Securities Clearing Corporation (and, for options, with the Options Clearing Corporation); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp, (which was acquired by JP Morgan Chase in 2008). The Company continues to clear institutional account trades through J.P. Morgan Clearing Corp. on a fully-disclosed basis or provides order execution services on a Delivery Versus Payment/Receipt Versus Payment (DVP/RVP) basis with the orders cleared and settled by the client's prime brokerage firm. Futures trades are cleared through R.J. O'Brien & Associates on a fully-disclosed basis, and for certain institutional futures accounts, order execution services are provided on a "give-up" basis with the orders cleared and settled by the client's prime brokerage firm. Forex trades are cleared through Gain Capital Group, Inc. on a fully-disclosed basis (J.P. Morgan Clearing Corp., R.J. O'Brien & Associates, and Gain Capital Group, Inc. are collectively referred to as "clearing agents" or clearing agent firms).

1. Description of Business (continued)

Effective January 4, 2010, the Company converted its futures accounts, held at R.J. O'Brien & Associates, from a fully disclosed basis to an omnibus relationship also with R.J. O'Brien & Associates. As such, the Company received approximately $349.0 million in futures customers' funds, which were appropriately segregated in accordance with the Commodity Exchange Act rules.

The Company is a member of, or registered with, and subject to the rules and requirements of the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), Securities Investor Protection Corporation, National Futures Association (NFA), the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), Options Clearing Corporation (OCC), NASDAQ OMX, Boston Options Exchange, Chicago Board Options Exchange, Chicago Stock Exchange, and International Securities Exchange. The Company's business is also subject to rules and requirements of the Securities and Exchange Commission, Commodity Futures Trading Commission and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations".

The Company is headquartered in Plantation, Florida, and has branch offices in Chicago, Illinois; Richardson, Texas; and New York, New York.

2. Summary of Significant Accounting Policies

The Company has evaluated subsequent events through February 26, 2010, which is the date the statement of financial condition was issued.

The following is a summary of significant accounting policies adhered to in the preparation of the statement of financial condition:

Use of Estimates – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents – The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan Chase). Based upon the year-end calculation of cash and investments segregated in compliance with federal regulations (see below), the cash and cash equivalents balance may increase or decrease by the second business day subsequent to year-end. On January 4, 2010, cash and cash equivalents decreased by $7.7 million as a result of a transfer to cash and investments segregated in compliance with federal regulations. (See *Cash and Investments Segregated In Compliance With Federal Regulations* below.)

Cash and Investments Segregated In Compliance With Federal Regulations – Cash and investments segregated in compliance with federal regulations, consisting primarily of treasury securities, of $785.2 million as of December 31, 2009, which includes approximately $349,000 of interest receivable, have been segregated in a special reserve bank account at JPMorgan Chase for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 and other regulations. By the second business day of each week, if required, this amount is adjusted based upon the previous week-end calculation. At December 31, 2009, the cash and investments segregated were sufficient to meet the reserve requirements. On January 4, 2010, the $785.2 million of cash and investments segregated in compliance with federal regulations as of December 31, 2009, was increased by $7.7 million to $792.9 million.

Securities Owned – Securities owned of $45.2 million as of December 31, 2009, consist of U.S. Treasury Bills accounted for as trading securities. They are held for the Company's investment purposes, and are recorded at fair value based on the quoted market price of each U.S. Treasury Bill.

Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents – Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of cash advanced for securities borrowed from broker-dealers (see *Securities Borrowed and Loaned* below). In addition, the Company services some of its securities customer accounts through J.P. Morgan Clearing Corp. and its futures and forex customer accounts through R.J. O'Brien & Associates and Gain Capital, Inc., respectively, on a fully disclosed basis. These clearing agents provide services, handle the Company's customers'

2. Summary of Significant Accounting Policies (continued)

funds, hold securities, futures and forex positions, and remit monthly activity statements to the customers on behalf of the Company. The receivables from these clearing agents relate primarily to commissions earned by the Company for trades executed and/or cleared by the clearing agents on behalf of the Company. (See Note 3 – Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents.)

Securities Borrowed and Loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced to the lender and require the Company to provide the counterparty with collateral in the form of cash. The Company monitors the market value of securities borrowed on a daily basis, and collateral is adjusted as necessary based upon market prices. As of December 31, 2009, securities borrowed of approximately $30.5 million are carried at market value and are included in receivables from brokers, dealers, clearing organizations and clearing agents. The Company does not lend securities to other broker-dealers. (See Note 3 – Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents.)

Receivables from Brokerage Customers – The Company performs periodic credit evaluations and provides allowances for potential credit losses, as considered necessary, based upon its assessment of specifically identified unsecured receivables and other factors. (See Note 4 – Receivables from Brokerage Customers.)

Property and Equipment – Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred; betterments are capitalized and depreciated over the lesser of its useful life or the remaining initial term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized. (See Note 5 – Property and Equipment, Net.)

Exchange Memberships – Exchange memberships, included in other assets, are recorded at cost and evaluated for impairment as circumstances may warrant. (See *Impairment of Long-Lived Assets.*)

2. Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets – The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended December 31, 2009.

Fair Value of Financial Instruments – The carrying amounts of cash and cash equivalents; cash and investments segregated in compliance with federal regulations; receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; payables to brokers, dealers and clearing organizations; payables to brokerage customers; and accounts payable approximate fair value as of December 31, 2009, due to the short-term nature of these instruments and obligations.

Securities and Futures Transactions – Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. Securities owned by customers, including those that collateralize margin loans or similar transactions, are not included in the Company's statement of financial condition.

Customer futures and forex transactions are recorded on a trade-date basis (see *Brokerage Commissions and Other Brokerage Fees* below). Futures and forex positions owned by customers are not included in the Company's statement of financial condition.

Operating Leases – Rental payments, free rent, and leasehold and other incentives are recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their economic life or the initial lease term. (See Note 14 – Commitments and Contingencies – *Operating Leases.*)

Stock-Based Compensation – The Company participates in the Parent Company's incentive stock plan. The Company accounts for stock-based compensation in accordance with the Compensation-Stock Compensation Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) (the Compensation-Stock Compensation Topic; formerly statement of financial accounting standards (SFAS) No.123R, *Share-based Payment*).

2. Summary of Significant Accounting Policies (continued)

Income Taxes – The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB ASC (the Income Taxes topic; formerly SFAS 109, *Accounting for Income Taxes* and FIN 48, *Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109*). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. For the year ended December 31, 2009, the Company will be included in the consolidated Federal and Florida income tax returns of the Parent Company. FINRA reporting requires a broker/dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns. (See Note 11 – Income Taxes.)

Recently Issued Accounting Standards

On June 30, 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162* (SFAS 168). Under SFAS 168, which became effective for the Company on July 1, 2009, the FASB ASC became the source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). The requirements of SFAS 168 are promulgated in the Generally Accepted Accounting Principles Topic of the FASB ASC (the Generally Accepted Accounting Principles Topic). Accordingly, certain references to non-SEC accounting and reporting standards in these notes to statement of financial condition will reference the new FASB ASC. The Company's disclosures for the year ended December 31, 2009, reflect the adoption of these pronouncements.

In May 2009, the FASB issued guidance under the Subsequent Events Topic of the FASB ASC (the Subsequent Events Topic; formerly SFAS No. 165, *Subsequent Events*). The Subsequent Events Topic applies to all entities that prepare statements of financial condition (interim or annual) in accordance with generally accepted accounting principles (GAAP). When evaluating subsequent events, if an event or other transaction is within the scope of other applicable GAAP, that GAAP should be applied with respect to the recognition, measurement and disclosure of that event or transaction. The Subsequent Events Topic indicates that management should evaluate subsequent events through the date the statement of financial condition is issued or available to be issued, and it is effective on a prospective basis for interim or annual financial periods ending after June 15, 2009. The Company's disclosures for the year ended December 31, 2009, reflect the adoption of these pronouncements.

2. Summary of Significant Accounting Policies (continued)

In December 2007, the FASB issued SFAS No. 141R, which is a revision of SFAS No. 141, *Business Combinations*, and which was codified under the Business Combinations Topic of the FASB ASC (the Business Combinations Topic). The new guidance in the Business Combinations Topic applies to all business entities and to transactions or other events in which an entity obtains control of one or more businesses. It revises in various areas and circumstances methods of accounting for the costs of acquisitions and other business combinations and various components thereof. The new guidance in the Business Combinations Topic is effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Therefore, for the Company, it became effective for any acquisition or other business combination made on or after January 1, 2009. The Company's adoption of the new guidance did not have a material impact on its statement of financial condition as of December 31, 2009.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. However, in February 2008, FASB Staff Position No. 157-2 was issued, which delays the effective date of the requirements of SFAS 157 as to nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. For these nonfinancial assets and liabilities, the effective date has been deferred to fiscal years beginning after November 15, 2008. SFAS 157 and FASB Staff Position No. 157-2 were codified under the Fair Value Measurements and Disclosures Topic of the FASB ASC (the Fair Value Measurements and Disclosures Topic). The Company's adoption of the Fair Value Measurements and Disclosures Topic on January 1, 2008 did not have a material impact on its statement of financial condition as of December 31, 2009. The Company's adoption of the deferred portion of the Fair Value Measurements and Disclosures Topic, effective January 1, 2009, did not have a material impact on its statement of financial condition as of December 31, 2009. (See Note 13 – Fair Value, for a discussion of fair value balances.)

3. Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents

Amounts receivable from brokers, dealers, clearing organizations and clearing agents consist of the following as of December 31, 2009 (in thousands):

Securities borrowed from broker-dealers	$ 30,491
Fees and commissions receivable from clearing agents	946
Securities failed to deliver to broker-dealers and other	789
	$ 32,226

4. Receivables from Brokerage Customers

Receivables from brokerage customers of approximately $45.1 million at December 31, 2009, consist primarily of margin loans to the Company's brokerage customers. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition. At December 31, 2009, the Company was charging a base margin debit interest rate of 7.75% per annum on debit balances in brokerage customer accounts.

"Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of FINRA, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral, securing its margin loan to an amount that renders the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer an initial margin of no lower than 50% for purchases of securities, and then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, the Company's current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

5. Property and Equipment, Net

Property and equipment, net, consist of the following as of December 31, 2009 (in thousands):

	Estimated Useful Life in Years		
Computers and software	3 – 5	$	1,320
Furniture and equipment	3 – 7		1,504
Leasehold improvements	5 – 10		408
			3,232
Accumulated depreciation			(2,482)
		$	750

6. Deposits with Clearing Organizations

As a self-clearing broker-dealer, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company's active trader clients' trading activity. As of December 31, 2009, the Company had interest-bearing security deposits totaling approximately $38.5 million with clearing organizations for the self-clearing of stock trades and standardized equity option trades. Deposits are recorded at market value.

7. Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support, and other services. The Company is charged a monthly licensing fee for each customer using *TradeStation*, which totaled approximately $52.1 million for the year ended December 31, 2009. The Agreement also calls for the Company to pay monthly fees for administrative services and advertising and promotional services, which totaled approximately $1.7 million and $1.0 million, respectively, for the year ended December 31, 2009.

7. Related Party Transactions (continued)

The Company has an expense-sharing agreement with the Parent Company, TradeStation Technologies, Inc., and TradeStation Europe Limited, a wholly owned subsidiary of the Parent Company, authorized by the United Kingdom Financial Services Authority (FSA), to introduce brokerage accounts. The expense-sharing agreement, in compliance with FINRA Notice to Member 03-63, requires the allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. The Company has a third-party introduction agreement with TradeStation Europe Limited, which is authorized to introduce brokerage customers in the United Kingdom and the European Union to the Company. The cost of introducing brokerage fees payable to TradeStation Europe by the Company pursuance to this agreement during 2009 was approximately $869,000.

The amount due to affiliated companies represents the net amount of various transactions, including amounts due under the Agreement and the expense-sharing agreement. These amounts are non-interest bearing, have no defined repayment terms, and are expected to be repaid primarily using current available cash balances or through future profits earned by the Company.

8. Payables to Brokerage Customers

At December 31, 2009, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled $869.1 million. These funds are the principal source of funding for margin lending. At December 31, 2009, the Company was not paying interest on cash balances in brokerage customer accounts.

9. Stock-Based Compensation

Stock Plans

On December 29, 2000, the Company's 1999 Stock Option Plan (the 1999 Plan) was replaced by the Parent Company's incentive stock plan. Each option issued under the 1999 Plan was assumed and converted to 1.7172 options to purchase the Parent Company's common stock at the original exercise price divided by 1.7172. All option grants subsequent to December 29, 2000 have been in accordance with the Parent Company's incentive stock plan, which states that the exercise price of incentive stock options granted may not be less than the fair market value at the date of grant and their terms may not exceed ten years. The options issued generally vest over a five-year period. Beginning in 2007, certain officers of the Company were also granted shares of

9. Stock-Based Compensation (continued)

restricted stock under the Parent Company's incentive stock plan. Such shares of restricted stock vest 50% on the third anniversary of the date of grant, and 100% on the sixth anniversary, with 100% acceleration upon retirement, death, disability, and change in control of the Parent Company. Any unvested shares at the time of termination of employment will be forfeited and returned to the Parent Company for no consideration.

Employee Stock Purchase Plan

The Company participates in the Parent Company's employee stock purchase plan (the Purchase Plan). Under the Purchase Plan, participating employees may purchase common stock through accumulated payroll deductions. During the year ended December 31, 2009, the exercise price of the stock purchased for each six-month Purchase Plan period was equal to 85% of the fair market value of the Company's common stock on the exercise date (i.e., the end of the six-month period).

Stock Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of the Compensation-Stock Compensation Topic using the modified-prospective-transition method. Under the modified-prospective-transition method of adoption, compensation cost is recognized for all stock-based awards issued after the effective date of adoption, and for the portion of outstanding awards for which the requisite service has not yet been rendered (i.e., the portion of stock-based awards granted prior to the effective date of adoption that were not vested as of the effective date). Under this method of transition, results for prior periods are not restated.

The Company currently uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The determination of the fair value of stock option awards on the date of grant using an option-pricing model is affected by the market price of the Parent Company's stock, exercise price of an award, expected term of award, volatility of the Parent Company's stock over the term of the award, risk-free interest rate and expected dividend yield. Separate assumptions are used for employee options (which vest over a five-year period) and non-employee director options (which vest over a three-year period).

9. Stock-Based Compensation (continued)

The expected term of all options granted is estimated by taking a weighted average of the historical holding term from grant date to exercise date and the historical holding term from grant date to post-vest cancellation date. The expected volatility assumptions are based upon a cumulative look-back of historical volatility calculated on a daily basis over the expected term of an award. The risk-free interest rate used in the option valuation model is based upon the U.S. Treasury note yield with a remaining term similar to the expected term of the particular options awarded. The Parent Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, an expected dividend yield of zero is used in the valuation model.

The assumptions used to estimate the fair value of each option grant on the date of grant using the Black-Scholes model are as follows:

Risk-free interest rate	2%
Dividend yield	–
Volatility ranges	56%–60%
Weighted-average volatility	59%
Weighted average life (years)	6.5

In accordance with the Compensation- Stock Compensation Topic, the Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data to estimate pre-vesting option forfeitures are used, and stock-based compensation expense is recorded only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

As of December 31, 2009, there was unrecognized compensation cost, net of estimated forfeitures, of approximately $1.4 million related to non-vested stock options granted to the Company's employees and non-employee directors and $450,000 of unrecognized compensation cost related to restricted stock granted to certain employees of the Company. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures and is expected to be recognized over 2.0 and 2.8 years for stock options and restricted stock, respectively.

9. Stock-Based Compensation (continued)

General Stock Option Information

The following table sets forth the summary of the Company's option activity under the Parent Company's stock option program for the year ended December 31, 2009:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2009	607,274	$ 5.30	7.10	$ 505,161
Granted	288,888	6.04	–	–
Exercised	(68,989)	3.42	–	–
Canceled	(48,288)	10.26	–	–
Outstanding, December 31, 2009	778,885	8.44	6.61	$ 954,812
Exercisable, December 31, 2009	342,692	8.97	4.31	$ 423,517

The average fair value of stock options granted, the fair value of stock options vested, and the intrinsic value related to stock options exercised during the year ended December 31, 2009, are as follows:

Weighted-average fair value of options granted	$ 3.30
Fair value of shares vested	$ 475,683
Intrinsic value of stock options exercised	$ 224,938

The intrinsic value represents the difference between the fair market value of the Parent Company's common stock on the date of exercise and the exercise price of each option.

During the year ended December 31, 2009, the benefit of tax deductions in excess of recognized compensation costs from stock option exercises, realized through additional paid-in capital, was approximately $82,000.

9. Stock-Based Compensation (continued)

General Restricted Stock Information

The following table sets forth the summary of the Company's restricted stock activity under the Parent Company's incentive stock plan for the year ended December 31, 2009:

	Shares of Restricted Stock	Weighted-Average Fair Value
Outstanding, January 1, 2009	70,030	$11.03
Granted	64,205	$ 6.11
Vested	–	N/A
Canceled	(42,466)	$10.99
Outstanding, December 31, 2009	91,769	$ 7.61

10. Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenue Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

11. Income Taxes

The Parent Company, including its wholly owned subsidiaries, files consolidated Federal and Florida income tax returns. FINRA reporting requires a broker-dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. Upon the filing of the income tax returns, the majority of the Company's income taxes receivable will be received from the Parent Company. As of December 31, 2009, the Company had income taxes receivable of approximately $852,000 which is included in other assets.

11. Income Taxes (continued)

Deferred income tax assets are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets are as follows as of December 31, 2009 (in thousands):

Deferred income tax assets:		
Accrued expenses and other	$	24
Stock –based compensation		117
Difference in revenue recognition		40
Property and equipment depreciation		(18)
	$	163

12. Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission's financial requirement (Regulation 1.17). In September 2004, upon commencement of self-clearing of equities trades, the Company changed its calculation of net capital requirements to the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the greater of (i) $500,000 or (ii) 2.0% of aggregate customer debit balances. Customer debit items are a function of customer margin receivables and may fluctuate significantly, resulting in a significant fluctuation in the Company's net capital requirements. At December 31, 2009, the Company had net capital of approximately $85.6 million (approximately 95% of aggregate debit items), which was approximately $83.8 million in excess of its required net capital of approximately $1.8 million.

13. Fair Value

The Fair Value Measurements and Disclosures Topic establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with guidance under the Fair Value Measurements and Disclosures Topic, three levels of inputs may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities. The Company's Level I assets consist of U.S. Treasuries.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company did not hold any Level 2 assets during the twelve months ended December 31, 2009.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Company did not hold any Level III assets during the twelve months ended December 31, 2009.

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of December 31, 2009 (in thousands):

	Level
Investments segregated in compliance with federal regulations	$ 782,959
Securities owned	$ 45,163
Deposits with clearing organizations	$ 30,999

13. Fair Value (continued)

During the year ended December 31, 2009, the Company purchased (net of maturities and interest) approximately $839.2 million of securities. The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, receivables from brokerage customers, and payables to brokerage customers

For these financial instruments, the carrying amount is a reasonable estimate of fair value.

Securities owned

For investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill or U.S. Treasury Note.

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	December 31, 2009	
	Carrying Amount	**Fair Value**
Financial assets:		
Cash and cash equivalents	$ 30,193	$ 30,193
Cash and investments segregated in compliance with federal regulations	785,208	785,208
Securities owned	45,163	45,163
Receivables from brokers, dealers, and clearing organizations and clearing agents	32,226	32,226
Receivables from brokerage customers	45,100	45,100
Deposits with clearing organizations	38,521	38,521
Financial liabilities:		
Payables to brokers, dealers, and clearing organizations	114	114
Payables to brokerage customers	869,054	869,054

14. Commitments and Contingencies

Operating Leases

The Parent Company has a ten-year lease expiring in August 2012 (with two five-year renewal options) that commenced in the summer of 2002 for approximately 70,000 square foot corporate headquarters in Plantation, Florida. The Company is allocated approximately 50% of the cost of this lease. Rent escalations, free rent, and leasehold and other incentives are recognized on a straight-line basis over the initial term of this lease.

In addition, the Company is obligated under non-cancelable operating leases for its Chicago office expiring in February 2011 and its New York office expiring in February 2015. Future minimum lease payments as of December 31, 2009, under all operating leases are as follows (in thousands):

2010	$ 1,388
2011	1,258
2012	883
2013	176
2014	180
	$ 3,885

Purchase Obligations

As of December 31, 2009, the Company had various purchase obligations through December 31, 2013, of approximately $4.5 million ($775,000 in 2010), related primarily to back-office systems and telecommunications services.

Litigation and Claims

In 2008, the Company was contacted by Canadian regulatory authorities regarding the Company's acceptance of Canadian residents as clients and trading in securities on behalf of Canadian residents without being registered in Canada. The Company has been cooperating with Canadian authorities. The Company was advised that a formal investigation had been or would be commenced, and was offered the option to have such investigation brought, discussed and

14. Commitments and Contingencies (continued)

resolved on a consolidated basis with all Canadian provinces relevant to the investigation. The Company accepted that proposal. On March 11, 2009, the Company made a written offer to settle the consolidated matter for a payment of $25,000, which was rejected. On November 24, 2009, the person leading the consolidated effort on behalf of the Canadian provinces notified the Company that the matter is not appropriate for a global settlement, and that the Company would have to deal with each province and territory separately. It is not clear whether, as a result of this decision, any formal investigation in any province currently exists.

Since receiving that letter, the Company has agreed to a non-public undertaking for the province of British Columbia to close all British Columbian accounts by March 31, 2010, and to not open any new accounts for residents of British Columbia without applying for registration or qualifying under an exemption. As of December 31, 2009, the Company had 63 active accounts from British Columbia that generated approximately $103,000 of revenues in 2009. No money is being paid to British Columbia by virtue of this resolution. The only other province with whom the Company has undertaken settlement discussions since the global settlement efforts ended is Nova Scotia. On December 17, 2009, Nova Scotia rejected the Company's proposal to settle all registration issues in that province by either applying for registration or closing all resident accounts by March 31, 2010. In its response, Nova Scotia stated that it was going to begin litigation unless the Company paid $50,000. The Company recently rejected this proposal and countered with a settlement offer of $500 and is awaiting a response from Nova Scotia. The Company currently has no accounts from Nova Scotia and derived no revenues from accounts from Nova Scotia in 2009 (and derived only $2,553 in 2008). The Company has not heard from, nor has undertaken any negotiations with, the other 11 Canadian provinces and territories.

It is too early to predict the overall outcome of this investigation, including what the aggregate amount of settlements or fines might be. At this point in time it is unlikely the Company will decide to register in any Canadian province, and it is likely that all accounts other than possibly those in Ontario (where the Company believes, although no assurances can be given, a clear exemption to registration exists) will eventually be closed or attrite (no new accounts have been opened from Canada since this matter arose). Total revenues derived from accounts from the

14. Commitments and Contingencies (continued)

Canadian provinces and territories in 2009 were approximately $555,000, approximately $353,000 of which was derived from Ontario resident accounts. As of December 31, 2009, there were no accounts from six of the provinces and territories, one account from Saskatchewan, 12 from Manitoba, 15 from Alberta and 187 from Ontario.

In February 2009, the Company was served with notice of a FINRA arbitration claim, Hampshire Trust, Ltd. And Florian Zgunea v. TradeStation Securities. The complaint, filed by a German resident on behalf of himself and his company, alleges various federal and state statutory and common law claims relating to a January 2006 trade (and liquidation) involving 1,800 option contracts of WFMI stock. The complaint requests $156,313 of compensatory damages, plus interest, attorney's fees and $100,000 in punitive damages (the punitive damages are based on the allegation that the complainant lost a client as a result of the Company's actions). On April 2, 2009, the Company answered the claim and filed a counterclaim against Mr. Zgunea for an unsecured debit balance in his personal account of $3,618. Mr. Zgunea responded to the counterclaim generally denying the claims asserted therein. Discovery has been completed and final hearing is scheduled to be held before three FINRA arbitrators beginning May 11, 2010. While it is too early to predict the outcome of this arbitration, the Company believes the case to be without merit and intends to defend it vigorously.

The Company was named as the sole defendant by the trustee in an adversary bankruptcy proceeding filed in the United States Bankruptcy Court, Southern District of New York styled In re: Arbco Capital Management, LLP, Richard O'Connell, Trustee v. TradeStation Securities, Inc. The complaint alleges that the debtor-in-bankruptcy, Arbco Capital Management, LLP, through its principal, Hayim Regensberg, operated a Ponzi scheme for which Mr. Regensberg has been sentenced in June 2009 to 100 months in jail. The complaint further alleges that, in 2006, the debtor made $885,000 of transfers (somehow involving the Company) in furtherance of the Ponzi scheme and that the transfers were made with actual intent to hinder, delay and defraud some or all of the debtor's then-existing creditors. The trustee seeks a judgment setting aside the transfers. The Company has been informed by Trustee's counsel that they plan to amend the complaint against the Company to remedy some of the defects in their original complaint that were identified by outside counsel in a pre-answer December 16, 2009 letter. While it is too early to predict the outcome of this matter, the Company believes the case to be without merit and intends to defend it vigorously.

14. Commitments and Contingencies (continued)

The Company and the Parent Company were named as the only defendants in a complaint filed in the United States District Court, Northern District of Illinois, Eastern Division, styled *Trading Technologies International, Inc. v. TradeStation Securities, Inc. and TradeStation Group, Inc.* The complaint alleges that the Company and the Parent Company have infringed and continue to infringe four patents held by Trading Technologies International, Inc. The plaintiff seeks a judgment enjoining the alleged infringement and awarding unspecified damages and costs. Neither the Company nor the Parent Company has been served with the complaint. It is the Company's understanding that the plaintiff has filed similar complaints against at least five other companies. The plaintiff contacted the Company to discuss the matter, and the Company is in the process of setting up a meeting to discuss the basis of its claims. While it is too early to predict the outcome of this matter, the Company believes the case to be without merit and intends to defend it vigorously.

The Company is engaged in routine regulatory matters and civil litigation or other dispute resolution proceedings, including, currently, inquiries or investigations relating to the timeliness of automated customer account transfers (ACATs), recent inquiries from FINRA's Department of Enforcement regarding (1) general and supervisory procedures relating to suitability and due diligence for accounts opened by customers referred by educational seminar and trading software companies, and (2) the forex business, the latter the Company understands to be part of an industry sweep, as well as the arbitrations described in this Note 14, that are incidental to, and part of the ordinary course of, its business. Each of the regulatory matters could ultimately result in a censure and/or fine. While no assurances can be given, the Company does not believe that the ultimate outcome of any pending regulatory matters will result in a material, adverse effect on its statement of financial condition.

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business. This decision is reviewed on an annual basis.

14. Commitments and Contingencies (continued)

Management Continuity Agreements

As of December 31, 2009, the Parent Company had a management continuity agreement with one of the Company's executive officers. The management continuity agreement provides for potential severance payments during the 100-day period following a change in control, as defined in the agreement, in an amount equal to up to two years of the executive's annual compensation (in the aggregate, approximately $628,000). The management continuity agreement does not commit the Company to retain the executive's services for any fixed period of time and does not provide for severance payments unless the Parent Company undergoes a change in control.

General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies that are not reflected in the financial statements. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that are collateralized by cash and futures positions in the customers' accounts. In all cases, such transactions may expose the Company to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

14. Commitments and Contingencies (continued)

The Company seeks to manage the risks associated with its customers' activities by requiring customers to maintain collateral in their margin accounts in compliance with various regulatory requirements, internal requirements, and the requirements of clearing agents. The Company and its clearing agents monitor required margin levels on an intra-day basis and, pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions when necessary. (For further discussion, see Note 4 – Receivables From Brokerage Customers.)

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring additional collateral as needed.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis.

The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

ERNST & YOUNG

Ernst & Young LLP
One Clearlake Centre
Suite 900
250 South Australian Avenue
West Palm Beach, Florida 33401

Direct: +1 561 655 8500
Fax: +1 561 838 4191
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of TradeStation Securities, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of TradeStation Securities, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T. TradeStation Securities, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective Company cash disbursement records (check copies).

   We noted no differences.

2. Compared the amounts reported on schedules derived from the FOCUS reports for the period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T.

   We noted no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   We noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048711 FINRA DEC
TRADESTATION SECURITIES INC 12*12
8050 SW 10TH ST STE 4000
PLANTATION FL 33324-3290

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Fernando Fussa 954-652-7088

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 100,320

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (36,437)

10/29/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 63,883

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 63,883

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 63,883

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tradestation Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO, FINOP
(Title)

Dated the 22 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 91,148,199
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	1,072
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	142,082
Total additions	143,154
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	12,785
(2) Revenues from commodity transactions.	28,415,425
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	21,877,773
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 54	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 857,333	
Enter the greater of line (i) or (ii)	857,333
Total deductions	51,163,316
2d. SIPC Net Operating Revenues	$ 40,128,037
2e. General Assessment @ .0025	$ 100,320

(to page 1 but not less than $150 minimum)



STATEMENT OF FINANCIAL CONDITION

TradeStation Securities, Inc.
As of December 31, 2009
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP



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